CUSIP No. 74725 H 10 1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)/1

                             SourcingLink.net, Inc.
                             ----------------------
                         (formerly QCS.net Corporation)
                                (Name of Issuer)

                     Common Stock, Par Value 0.001 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                  74725 H 10 1
                                  ------------
                                 (CUSIP Number)

                                   Ed Mathias
                              c/o The Carlyle Group
                         1001 Pennsylvania Avenue, N.W.
                                 Suite 220 South
                             Washington D. C. 20004
                                 (202) 347-2626
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 4, 2000/2
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------
     /1 This Amendment No. 4 to Schedule 13D amends the Amendment No. 3 to
Schedule 13 D filed on behalf of Reporting Persons on January 11, 2000.
     /2 This Amendment No. 4 to Schedule 13D relates to the disposition of less than (but almost) 1% of the outstanding capital stock of the Issuer by Reporting Persons between January 21, 2000 and February 4, 2000.

                               Page 1 of 12 Pages

CUSIP No. 74725 H 10 1

--------------------------------------------------------------------------------
   (1)    Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          Carlyle-QCS Partners, L.P.
          IRS # 52-1899559
--------------------------------------------------------------------------------
   (2)    Check the Appropriate Box if a Member of a Group
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   (3)    SEC Use Only

--------------------------------------------------------------------------------
   (4)    Source of Funds
          00
--------------------------------------------------------------------------------
   (5)    Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   (6)    Citizenship or Place of Organization
          Delaware
--------------------------------------------------------------------------------
                    (7)     Sole Voting Power                  0 Shares
 NUMBER OF
   SHARES       ----------------------------------------------------------------
BENEFICIALLY        (8)     Shared Voting Power                623,300 Shares/2
   OWNED
  BY EACH       ----------------------------------------------------------------
 REPORTING          (9)     Sole Dispositive Power             0 Shares
  PERSON
   WITH         ----------------------------------------------------------------
                    (10)    Shared Dispositive Power           623,300 Shares/2

--------------------------------------------------------------------------------
   (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                                               623,300 Shares/2
--------------------------------------------------------------------------------
   (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
   (13)   Percent of Class Represented by Amount in Row (11)

          7.9%/3
--------------------------------------------------------------------------------
   (14)   Type of Reporting Person

          PN
--------------------------------------------------------------------------------
/1   No source of funds. This Amendment No. 4 to Schedule 13D relates to a disposition of securities.

/2   Including 423,922 shares of Common Stock receivable upon conversion of
1,695,688 shares of Convertible Preferred Stock.

/3   Percentages calculated based on 7,891,036 shares which equals 7,082,661 shares of Common Stock reported as issued and outstanding on the Company's Form 10-Q dated November 15, 1999 plus the 808,375 shares of Common Stock that would be issued upon conversion of the 3,233,498 shares of Series A Preferred Stock, which is the amount reported as issued and outstanding on the Company's Notice of Annual Meeting dated July 22, 1999 as adjusted for the 97,088 shares of Series A Preferred Stock reported as converted on the Company's Form 10-Q dated November 15, 1999.

                               Page 2 of 12 Pages

CUSIP No. 74725 H 10 1

--------------------------------------------------------------------------------
   (1)    Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          TC Group, L.L.C.
          IRS # 54-1686957
--------------------------------------------------------------------------------
   (2)    Check the Appropriate Box if a Member of a Group
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   (3)    SEC Use Only

--------------------------------------------------------------------------------
   (4)    Source of Funds
          00/1
--------------------------------------------------------------------------------
   (5)    Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   (6)    Citizenship or Place of Organization
          Delaware
--------------------------------------------------------------------------------
                    (7)     Sole Voting Power                  0 Shares
 NUMBER OF
   SHARES       ----------------------------------------------------------------
BENEFICIALLY        (8)     Shared Voting Power                659,708 Shares/2
   OWNED
  BY EACH       ----------------------------------------------------------------
 REPORTING          (9)     Sole Dispositive Power             0 Shares
  PERSON
   WITH         ----------------------------------------------------------------
                    (10)    Shared Dispositive Power           659,708 Shares/2

--------------------------------------------------------------------------------
   (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                                               659,708 Shares/2
--------------------------------------------------------------------------------
   (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
   (13)   Percent of Class Represented by Amount in Row (11)

          8.4%/2
--------------------------------------------------------------------------------
   (14)   Type of Reporting Person

          00 (Limited Liability Company)
--------------------------------------------------------------------------------
/1   No source of funds. This Amendment No. 4 to Schedule 13D relates to a disposition of securities.

/2   Including 423,922 shares receivable upon conversion of 1,695,688 shares of
Convertible Preferred Stock.

/3   Percentages calculated based on 7,891,036 shares which equals 7,082,661 shares of Common Stock reported as issued and outstanding on the Company's Form 10-Q dated November 15, 1999 plus the 808,375 shares of Common Stock that would be issued upon conversion of the 3,233,498 shares of Series A Preferred Stock, which is the amount reported as issued and outstanding on the Company's Notice of Annual Meeting dated July 22, 1999 as adjusted for the 97,088 shares of Series A Preferred Stock reported as converted on the Company's Form 10-Q dated November 15, 1999.

                               Page 3 of 12 Pages

CUSIP No. 74725 H 10 1

--------------------------------------------------------------------------------
   (1)    Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          TCG Holdings, L.L.C.
          IRS # 54-1686011
--------------------------------------------------------------------------------
   (2)    Check the Appropriate Box if a Member of a Group
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   (3)    SEC Use Only

--------------------------------------------------------------------------------
   (4)    Source of Funds
          00/1
--------------------------------------------------------------------------------
   (5)    Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   (6)    Citizenship or Place of Organization
          Delaware
--------------------------------------------------------------------------------
                    (7)     Sole Voting Power                  0 Shares
 NUMBER OF
   SHARES       ----------------------------------------------------------------
BENEFICIALLY        (8)     Shared Voting Power                659,708 Shares/2
   OWNED
  BY EACH       ----------------------------------------------------------------
 REPORTING          (9)     Sole Dispositive Power             0 Shares
  PERSON
   WITH         ----------------------------------------------------------------
                    (10)    Shared Dispositive Power           659,708 Shares/2

--------------------------------------------------------------------------------
   (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                                               659,708 Shares/2
--------------------------------------------------------------------------------
   (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
   (13)   Percent of Class Represented by Amount in Row (11)

          8.4%/3
--------------------------------------------------------------------------------
   (14)   Type of Reporting Person

          00 (Limited Liability Company)
--------------------------------------------------------------------------------
/1   No source of funds. This Amendment No. 4 to Schedule 13D relates to a disposition of securities.

/2   Including 423,922 shares receivable upon conversion of 1,695,688 shares of
Convertible Preferred Stock.

/3   Percentages calculated based on 7,891,036 shares which equals 7,082,661 shares of Common Stock reported as issued and outstanding on the Company's Form 10-Q dated November 15, 1999 plus the 808,375 shares of Common Stock that would be issued upon conversion of the 3,233,498 shares of Series A Preferred Stock, which is the amount reported as issued and outstanding on the Company's Notice of Annual Meeting dated July 22, 1999 as adjusted for the 97,088 shares of Series A Preferred Stock reported as converted on the Company's Form 10-Q dated November 15, 1999.

                               Page 4 of 12 Pages

CUSIP No. 74725 H 10 1

Item 1. Security and Issuer
---------------------------

         The title of the class of equity securities to which this Amendment No. 4 to Schedule 13D relates is the Common Stock, par value $.001 per share (the "Common Stock"), of SourcingLink.net, Inc., a Delaware corporation (formerly QCS.net Corporation) (the "Company"). The address of the Company is 16855 Bernardo Drive, Suite 260, San Diego, CA 92127.



Item 2. Identity and Background
-------------------------------

         (a) - (c), (f) The names of the persons filing this Amendment No. 4 to
Schedule 13D are (i) Carlyle-QCS Partners, L.P., a Delaware limited partnership ("Carlyle-QCS"); (ii) TC Group, L.L.C., a Delaware limited liability company ("TC Group"); and (iii) TCG Holdings, L.L.C., a Delaware limited liability company ("TCG"; and collectively with Carlyle-QCS and TC Group referred to herein as the "Reporting Persons").

         TC Group is the sole general partner of Carlyle-QCS.

         TCG is a member of TC Group and holds a controlling interest in TC Group. The information regarding the managing members of TCG is the same as disclosed in the original Schedule 13D as amended by previous amendments. Each managing member holds the office of Managing Director, is employed in the business of merchant banking, is a United States citizen and has a principal business address of: c/o The Carlyle Group, 1001 Pennsylvania Avenue, Suite 220, Washington, D.C. 20004-2505.

         The principal business of Carlyle-QCS is to invest in the securities of the Company. The principal business of TC Group and TCG is merchant banking.

         The principal business address of Carlyle-QCS, TC Group and TCG is c/o The Carlyle Group, 1001 Pennsylvania Avenue N.W., Suite 220 South, Washington D.C. 20004.

         (d) and (e). During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 5 of 12 Pages

CUSIP No. 74725 H 10 1

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

         This Amendment No. 4 to Schedule 13D relates to the disposition of shares of Common Stock and thus this Item 3 is not applicable.

Item 4. Purpose of Transaction
------------------------------

         This Amendment No. 4 relates to the disposition by Carlyle-QCS of 70,000 shares of Common Stock in brokered open-market transactions since filing of Amendment No. 3 to Schedule 13D. Depending on prevailing market conditions and the Reporting Persons' internal valuations, the Reporting Persons expects to make further dispositions of Common Stock in the future.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

         (a) Shares of Common Stock Beneficially Owned

                                      Right to Common
                     Common               Stock Upon
                      Stock             Conversion of                     Total                   Percentage
                  Beneficially      Convertible Preferred              Beneficial                 Beneficial
                      Owned                 Stock                       Ownership                 Ownership/1
                      -----                 -----                       ---------                 ----------
Carlyle-QCS          199,378               423,922                       623,300                     7.9%
TC Group             235,786               423,922                       659,708                     8.4%
TCG                  235,786               423,922                       659,708                     8.4%
Reporting            235,786               423,922                       659,708                     8.4%
Persons

         (b) Carlyle-QCS may be deemed to share with the other Reporting Persons the power to vote and dispose of (i)199,378 shares of Common Stock and (ii) 423,922 shares of Common Stock receivable upon conversion of 1,695,688 shares of Convertible Preferred Stock. Carlyle-QCS has no power to vote or dispose of 36,408 shares of Common Stock issued to TC Group. As the sole general partner of Carlyle-QCS, TC Group may be deemed to share with the other Reporting Persons the power to vote and dispose of (i) 199,378 shares of Common Stock and (ii) 423,922 shares of Common Stock receivable upon conversion of 1,695,688 shares of Convertible Preferred Stock. TC Group may be deemed to share with TCG the power to vote and dispose of 36,408 shares of Common Stock issued to TC Group. TCG, as a member holding a controlling interest in TC Group, may be deemed to share all rights herein described belonging to TC Group.

--------
     /1 Percentages calculated based on 7,891,036 shares which equals
7,082,661 shares of Common Stock reported as issued and outstanding on the Company's Form 10-Q dated November 15, 1999 plus the 808,375 shares of Common Stock that would be issued upon conversion of the 3,233,498 shares of Series A Preferred Stock, which is the amount reported as issued and outstanding on the Company's Notice of Annual Meeting dated July 22, 1999 as adjusted for the 97,088 shares of Series A Preferred Stock reported as converted on the Company's Form 10-Q dated November 15, 1999.

                               Page 6 of 12 Pages

CUSIP No. 74725 H 10 1

         (c) Carlyle-QCS sold a total of 70,000 shares of Common Stock between January 21, 2000 and February 4, 2000, each pursuant to brokered open market transactions. Such shares were sold on the following dates, in the following amounts and at the prices indicated:


         Date of Sale                 Share Amount                 Price
         ------------                 ------------                 -----
            21-Jan                       1,000                     43.75
            24-Jan                       10,000                    35.875
            26-Jan                       5,000                     36.425
            27-Jan                       7,500                    36.4467
            31-Jan                       4,000                    38.5625
            1-Feb                        26,300                   38.3493
            3-Feb                        8,000                    36.2977
            4-Feb                        8,200                    36.3160
            Total                        70,000


         Furthermore, to complete and correct the record with respect to shares of securities sold at market rates and previously disclosed on Amendment No. 3 to Schedule 13D, the following sales were made on the dates listed at the prices indicated:


         Date of Sale                 Share Amount                 Price
         ------------                 ------------                 -----
            15-Dec                       7,500                    20.7916
            16-Dec                       2,500                       21
            17-Dec                       40,000                   20.0915
            17-Dec                       44,700                   20.0915
            Total                        94,700


         (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company owned by the Reporting Persons.

         (e) Not applicable.


                               Page 7 of 12 Pages

CUSIP No. 74725 H 10 1

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------

         As of the date hereof, none of the Reporting Persons are subject to any contracts, understandings or relationships with respect to the securities of the issuer other than as previously disclosed on Schedule 13D or a previous amendment thereto.



Item 7. Materials to be filed as Exhibits
-----------------------------------------

Exhibit 1. Joint Filing Agreement by and among Carlyle-QCS, TC Group and TCG, dated February 8, 2000.






                               Page 8 of 12 Pages

CUSIP No. 74725 H 10 1

                                    Signature

After reasonable inquiry and to the best of the knowledge of the undersigned on page 10 hereof, such undersigned certify that the information set forth in this statement is true, complete and correct.

                                February 8, 2000
                                      Date






                               Page 9 of 12 Pages

CUSIP No. 74725 H 10 1

         IN WITNESS WHEREOF, Carlyle-QCS, TC Group and TCG have caused this Amendment No. 4 to Schedule 13D to be executed as of the date first above written.

                                       CARLYLE-QCS PARTNERS, L.P.
                                       By: TC Group, L.L.C., its General Partner

                                       By:    /s/  Daniel A. D'Aniello
                                              --------------------------
                                       Name:  Daniel A. D'Aniello
                                       Title: Managing Director

                                       TC GROUP, L.L.C.

                                       By:    /s/  Daniel A. D'Aniello
                                              --------------------------
                                       Name:  Daniel A. D'Aniello
                                       Title: Managing Director

                                       TCG HOLDINGS, L.L.C.

                                       By:    /s/  Daniel A. D'Aniello
                                              --------------------------
                                       Name:  Daniel A. D'Aniello
                                       Title: Managing Director


                               Page 10 of 12 Pages

CUSIP No. 74725 H 10 1

                                Index to Exhibits
                                -----------------
                                                                            Page
                                                                            ----

Exhibit 1.   Joint Filing Agreement by and among Carlyle-QCS, TC Group        12
             and TCG, dated February 8, 2000.





                               Page 11 of 12 Pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT
                             ----------------------

         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Amendment No. 4 to Schedule 13D referred to below) on behalf of each of them of a statement on the Amendment No. 4 to Schedule 13D (including amendments thereto) with respect to the common stock, par value $.001 per share, of SourcingLink.net, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, Carlyle-QCS, TC Group and TCG have caused this Agreement to be executed as of the 8th day of February, 2000.

                                       CARLYLE-QCS PARTNERS, L.P.

                                       By: TC Group, L.L.C., its General Partner

                                       By:
                                              --------------------------
                                       Name:  Daniel A. D'Aniello
                                       Title: Managing Director

                                       TC GROUP, L.L.C.

                                       By:
                                              --------------------------
                                       Name:  Daniel A. D'Aniello
                                       Title: Managing Director

                                       TCG HOLDINGS, L.L.C.

                                       By:
                                              --------------------------
                                       Name:  Daniel A. D'Aniello
                                       Title: Managing Director


                               Page 12 of 12 Pages